Global West Resources, Inc.
27651 La Paz Road, Suite A
Laguna Nigel, CA 92677

April 22, 2009

VIA EDGAR

Jill Davis, Branch Chief
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010

Re:           Global West Resources, Inc.
Item 4.01 Form 8-K
Filed on April 17, 2009
File No. 0-52996

Dear Ms. Davis:

This letter is being furnished as a response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated April 20, 2009, regarding Item 4.01 on Form 8-K as filed on behalf of Global West Resources, Inc. (the “Company”) on April 17, 2009.

The response set forth below refers to the Form 8-K/A as filed herewith.

Form 8-K filed on April 17, 2009

1.
Please disclose whether the principal accountant’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles.  In this manner, we note that Jewett, Schwartz, Wolfe and Associates prepared an audit report dated August 30, 2007 with respect to your financial statements as of and for the period from inception to July 31, 2007.  Refer to Item 304(a)(1)(ii) of Regulation S-K.

We have amended the references in Item 4.01 to discuss the years ending July 31, 2007 and 2008.

“Jewett’s audit report of the Company’s financial statements for the years ended July 31, 2007 and 2008 included language expressing substantial doubt as to the Company’s ability to continue as a going concern. The audit report contained no other adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles.  For the years ending July 31, 2007 and 2008, no other adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles were made, as described in Item 304(a)(1)(ii) of Regulation S-K.

As such, in connection with these audits of the fiscal years ended July 31, 2007 and 2008, there were no disagreements between the Company and Jewett on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Jewett’s satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection in their reports on the financial statements of the Company for such years.”

2.
Please disclose whether during your two most recent fiscal years and any subsequent interim period preceding dismissal whether there were any disagreements with the former accountant.  Refer to Item 304(a)(1)(iv) of Regulation S-K.

We have amended the references in Item 4.01 to discuss the years ending July 31, 2007 and 2008.

“None of the reportable events described in Item 304(a)(1)(iv) of Regulation S-K, as relied upon during the period of their audit reports, occurred during the years ended July 31, 2007 and 2008.  For the years ending July 31, 2007 and 2008, and any subsequent period preceding dismissal, there were no disagreements with Jewett, as described in Item 304(a)(1)(ii) of Regulation S-K.”

3.	Please include Exhibit 16 when amending Form 80K filed on April 17, 2009.

We have included Exhibit 16, Letter from Jewett, Schwartz, Wolfe and Associates.

“The Company has provided Jewett with a copy of the foregoing disclosure, and requested that Jewett furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with such disclosure. The Company has filed, as Exhibit 16.1 to this Form 8-K/A, a copy of the letter from Jewett, dated April 22, 2009, stating their agreement with such statements, as required by Item 304(a)(3) of Regulation S-K.”

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the 8-K filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned and James Vandeberg of the Otto Law Group, PLLC, at fax number (206) 262-9513 with any further comments or to confirm that the Staff will not have any further comments on the Form 8-K filed on April 17, 2009.  Thank you.

Sincerely,
Global West Resources, Inc.

/s/ Michael McCarthy
Michael McCarthy
President, CEO